SCAN TO
VIEW MATERIALS & VOTE

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED
250 PARK AVENUE, 7TH FLOOR
NEW YORK, NY 10177

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time November 25, 2025. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time November 25, 2025. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V81314-S26004 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

The Board of Directors recommends you vote FOR the following:

		For	Against	Abstain
1.	As a special resolution, subject to the approval by the shareholders of Class B ordinary shares pursuant to the existing fifth amended and restated memorandum and articles of association of the Company (the "Fifth M&A"), to approve and adopt the sixth amended and restated memorandum and articles of association (the "Sixth M&A") in the form as attached hereto as Appendix A to reflect, inter alia, the Change of Voting Power, in substitution for the Fifth M&A. (the "Amendment to the Fifth M&A" and such proposal, the "Amended M&A Proposal").	☐	☐	☐
2.	As an ordinary resolution:	☐	☐	☐

2a. that the Company effect one or more reverse share splits of its authorized, issued and outstanding share capital by way of consolidation at an exchange ratio of up to one-for-five thousand (1:5,000) in the aggregate (the "Share Consolidations"), such that the number of authorized, issued and outstanding shares is decreased by the applicable ratio and the par value of each authorized, issued and outstanding ordinary share is increased by the same ratio, as applicable, with each Share Consolidation to be effected at such time or times, and at a precise consolidation ratio or ratios, in each case as determined by the board of directors (the "Board") in its absolute discretion within two (2) years following the date of the 2025 Extraordinary General Meeting, provided that the cumulative consolidation ratio for all such Share Consolidations shall not exceed 1:5,000 in the aggregate (the "Consolidation Ratio Cap").

2b. no fractional ordinary shares of the Company be issued in connection with each of the Share Consolidations; if a shareholder is entitled to receive a fractional ordinary share upon a Share Consolidation, the total number of ordinary shares to be received by such shareholder be rounded up to the next whole ordinary shares.

2c. the Board be authorized, at its absolute and sole discretion, to either (i) implement one or more Share Consolidations, and determine, at any time within two (2) years following the date of the 2025 Extraordinary General Meeting and subject to the Consolidation Ratio Cap, the exact consolidation ratio and effective date of each such Share Consolidation; or (ii) elect not to implement any Share Consolidation during a period of two years of the date of the 2025 Extraordinary Meeting.

2d. if and when deemed advisable by the Board in its sole discretion, any director or officer of the Company be authorized, for and on behalf of the company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidation(s) (the "Share Consolidation Proposal").

		For	Against	Abstain
3.	As an ordinary resolution, that conditional upon the determination of the exact consolidation ratio and immediately following the first Share Consolidation, the authorized share capital of the Company to be increased FROM USD 5,000,000, TO such amount, within the range between $63,500,000,000 and $167,496,500,000, as results from the creation of an additional number of Class A ordinary shares, in amount within the range between 3,175,000,000 Class A ordinary shares and 3,349,930,000 Class A ordinary shares, such that there shall be a total of 3,350,000,000 Class A ordinary shares in the Company's authorized share capital, each with a par value equal to that applicable upon effectiveness of the first Share Consolidation (the "First Post-Consolidation Par Value") and that following such share capital increase, the authorized share capital of the Company shall be divided into (i) 3,350,000,000 Class A ordinary shares, (ii) such number of Class B ordinary shares in the authorized share capital resulting from the first Share Consolidation, and (iii) such number of preferred shares in the authorized share capital resulting from the first Share Consolidation, each with the First Post-Consolidation Par Value (the "Increase of Authorized Share Capital" and such proposal, the "Increase of Authorized Share Capital Proposal").	☐	☐	☐

NOTE: To transact any other business as may properly come before the meeting.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement at https://www.sec.gov/edgar/browse/?CIK=1751876&owner=exclude

V81315-S26004

Class A & Class B Proxy Card

PARANOVUS ENTERTAINMENT TECHNOLOGY LIMITED

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

SPECIAL MEETING OF SHAREHOLDERS
NOVEMBER 26, 2025

The shareholder(s) hereby appoint(s) Xiaoyue Zhang and Ling Guo, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of Paranovus Entertainment Technology Limited that the shareholder(s) is/are entitled to vote at the Special Meeting of the Shareholders to be held at 10:00 a.m., Eastern Standard Time on Wednesday November 26, 2025, at 250 Park Avenue, 7th Floor, New York, NY 10177, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE